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                            October 23, 2023

       John Wall
       Chief Financial Officer
       Cadence Design Systems, Inc.
       2655 Seely Avenue, Building 5
       95134San Jose, California

                                                        Re: Cadence Design
Systems, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K furnished
on July 24, 2023
                                                            File No. 000-15867

       Dear John Wall:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Consolidated Income Statements, page 50

   1. Please provide us with a breakdown of the various revenue streams included in the product and maintenance
revenue line item and tell us your consideration to separately disclose revenue from
product and services, as applicable. Refer to Rule 5-03(b)(1)
                                                        and (2) of Regulation
S-X.
       Note 3. Revenue
       Remaining Performance Obligations, page 62

   2. You state that you expect to recognize approximately 55% of the $5.4 billion contracted but unsatisfied
performance obligations, excluding non-cancelable commitments, as revenue over the next
12 months. Please revise future filings to disclose when the remaining 45% will be
recognized on a quantitative basis using time bands that would be most appropriate for
the duration of the remaining performance obligations or by
                                                        providing qualitative
information. Refer to ASC 606-10-50-13.
 John Wall
Cadence Design Systems, Inc.
October 23, 2023
Page 2
Form 8-K furnished on July 24, 2023

Exhibit 99.2, page 2

3. We note that you present several non-GAAP measures in your earnings release, such as non-GAAP operating income and non-GAAP operating income adjusted for stock-based compensation, for which no reconciliation has been provided. Please revise future filings to include a reconciliation to the most directly comparable GAAP measure for all non-
      GAAP measures provided. Refer to Rule 100(a)(2) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameJohn Wall
                                                           Division of
Corporation Finance
Comapany NameCadence Design Systems, Inc.
                                                           Office of Technology
October 23, 2023 Page 2
cc:       Stephanie Wells
FirstName LastName